

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 1, 2012

<u>Via E-mail</u>
Mr. Steven R. Saltzman
Vice President - Finance
Resource Real Estate Opportunity REIT
One Commerce Square
2005 Market Street, 15th Floor
Philadelphia, PA 19103

     RE: **Resource Real Estate Opportunity REIT**
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed March 30, 2012
               File No. : 0-54369

Dear Mr. Saltzman:

We have reviewed your response letter dated October 26, 2012, and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Note 5 – Acquisitions and Foreclosures, page F-14

1. We have read and reviewed your response to our comment. We note that you do not believe Rules 3-14 and 8-06 of Regulation S-X applies to acquisitions through foreclosure since they are not specifically addressed. Just because acquisitions of real estate by foreclosure are not specifically addressed in the accounting literature does not mean that they do not apply. Please provide us with your significance tests for all of your properties acquired through foreclosure during 2010 and 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief